# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AST SpaceMobile, Inc., CIK 0001780312
CUSIP: 00217D100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Midland Intl. Air & Space Port, 2901 Enterprise Lane, Midland, Texas (TX), 79706
Date of event which requires filing of this statement: 12/09/2025
Filed by CIK 0001053507
Persons authorized to receive notices and communications: American Tower Corporation, 222 Berkeley St., Boston, Massachusetts (MA), 02116, (617) 375-7500

## Reporting persons
- American Tower Corporation (CIK 0001053507): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,382,036; shared voting power 0; sole dispositive power 2,382,036; shared dispositive power 0; aggregate amount beneficially owned 2,382,036 (0.84% of the class)
  Comment: The amount in row 11 is comprised of (i) 211,379 shares of Class A Common Stock of AST SpaceMobile, Inc. (the "Issuer") (the "Class A Common Stock") and (ii) 2,170,657 common units (the "LLC Units") of AST & Science LLC ("AST LLC"). In addition, the Reporting Persons beneficially own 2,170,657 shares of Class B Common Stock of the Issuer (the "Class B Common Stock"). Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. The Reporting Persons may redeem or exchange one LLC Unit for one share of Class A Common Stock or, under certain circumstances, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.
  
  As discussed in Item 2 of the Schedule 13D (as defined below), the other Stockholder Parties (as defined therein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock beneficially held by the other Stockholders Parties.
  
  This calculation in row 13 is based on the aggregate number of 282,230,456 shares of Class A Common Stock outstanding, which is the sum of (i) 277,628,960 outstanding shares of Class A Common Stock as of November 6, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 10, 2025, (ii) 2,048,849 shares of Class A Common Stock issued by the Issuer in a registered direct offering as disclosed in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) filed with the SEC on November 13, 2025, (iii) 381,990 shares of Class A Common Stock issued by the Issuer in a registered direct offering as disclosed in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) filed with the SEC on November 14, 2025, and (iv) 2,170,657 LLC Units beneficially owned by the Reporting Persons that are redeemable for Class A Common Stock on a one-to-one basis.
- ATC TRS II LLC (CIK 0001857043): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,382,036; shared voting power 0; sole dispositive power 2,382,036; shared dispositive power 0; aggregate amount beneficially owned 2,382,036 (0.84% of the class)
  Comment: The amount in row 11 is comprised of (i) 211,379 shares of Class A Common Stock and (ii) 2,170,657 LLC Units. In addition, the Reporting Persons beneficially own 2,170,657 shares of Class B Common Stock. Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. The Reporting Persons may redeem or exchange one LLC Unit for one share of Class A Common Stock or, under certain circumstances, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.
  
  As discussed in Item 2 of the Schedule 13D (as defined below), the other Stockholder Parties (as defined therein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock beneficially held by the other Stockholders Parties.
  
  This calculation in row 13 is based on 282,230,456 shares of Class A Common Stock outstanding, which is the sum of (i) 277,628,960 outstanding shares of Class A Common Stock as of November 6, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 10, 2025, (ii) 2,048,849 shares of Class A Common Stock issued by the Issuer in a registered direct offering as disclosed in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) filed with the SEC on November 13, 2025, (iii) 381,990 shares of Class A Common Stock issued by the Issuer in a registered direct offering as disclosed in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) filed with the SEC on November 14, 2025, and (iv) 2,170,657 LLC Units beneficially owned by the Reporting Persons that are redeemable for Class A Common Stock on a one-to-one basis.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: AST SpaceMobile, Inc.
Address of issuer's principal executive offices: Midland Intl. Air & Space Port, 2901 Enterprise Lane, Midland, Texas (TX), 79706
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on April 16, 2021 (the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of AST SpaceMobile, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 amends and restates Items 5(a)-(c) as set forth below. Unless specified otherwise, capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses set forth in rows 11 and 13 on the cover page to this Amendment No. 1 are incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses set forth in rows 7 through 10 on the cover page to this Schedule 13D are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: On December 9, 2025, the Reporting Persons sold an aggregate of 2,288,621 shares of Class A Common Stock pursuant to a block trade with Barclays Capital Inc. at a price of $69.75 per share.

## Signatures
- American Tower Corporation: /s/ Rodney M. Smith, Executive Vice President, Chief Financial Officer and Treasurer (12/11/2025)
- ATC TRS II LLC: /s/ Rodney M. Smith, Executive Vice President, Chief Financial Officer and Treasurer (12/11/2025)